EXHIBIT 99.1

Centerra Gold First Quarter 2023 Results Conference Call and Webcast and Annual and Special Meeting of Shareholders

TORONTO, April 28, 2023 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or “the Company”) (TSX: CG) (NYSE: CGAU) will release its first quarter 2023 operating and financial results before the market opens on Monday, May 15, 2023. The Company will host a conference call and webcast to discuss the results on Monday, May 15, 2023 at 11:00 a.m. Eastern Time.

  North American participants should dial the toll-free number +1 (800) 954-0651
  International participants may access the call at +1 (416) 620-9188

The conference call is being webcast by Notified and can be accessed live at https://edge.media-server.com/mmc/p/feybrrfv. Presentation slides of the first quarter results will also be accessible on Centerra’s website at www.centerragold.com.

An audio recording of the call will be made available after the call via telephone until midnight Eastern Time on Monday, May 29, 2023. The recording can be accessed by calling (416) 626-4100 or (800) 558-5253 and using the passcode 22026857. In addition, the webcast will be archived on Centerra’s website under: www.centerragold.com/investor/events-presentations.

Virtual Annual and Special Meeting of Shareholders

Centerra’s annual and special meeting of shareholders will be held on Tuesday, May 9, 2023 at 11:00 a.m. Eastern Time.

Centerra has elected to hold a virtual meeting to provide enhanced flexibility and opportunity for shareholder participation and it will be accessible online at: www.web.lumiagm.com/452538978. The link to the virtual meeting will also be accessible at www.centerragold.com.

Voting and participation instructions for eligible shareholders are provided in the Company’s Notice of Annual and Special Meeting of Shareholders and Management Information Circular, which have been made available on the Company’s website at www.centerragold.com, on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar). Shareholders may also receive a copy of Centerra’s audited financial statements without charge upon request to Centerra’s Investor Relations Department, 1 University Avenue, Suite 1500, Toronto, Ontario, Canada, M5J 2P1 or to information@centerragold.com.

About Centerra Gold

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. Centerra also owns the Goldfield District Project in Nevada, United States, the Kemess Underground Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra’s shares trade on the TSX under the symbol CG and on the NYSE under the symbol CGAU. Centerra is based in Toronto, Ontario, Canada.

For more information:

Toby Caron	Shae Frosst
(416) 204-1694	(416) 204-2159
toby.caron@centerragold.com	shae.frosst@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

A PDF accompanying this announcement is available at

http://ml.globenewswire.com/Resource/Download/c919c842-0e47-424b-b52e-7475066d8484